FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill , R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel       +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries
Sven Lunsche
Tel       +27 11 562-9763
Mobile  +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS Q4 F2010 PRODUCTION AT
UPPER END OF GUIDANCE
Johannesburg, 29 June 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) has announced that attributable
Group production for Q4 F2010 is expected to be about 895koz, which is at the upper end of the guidance provided on 7 May, 2010.

Total cash cost and notional cash expenditure (NCE) for Q4 F2010 are also expected to be within the guidance provided.

All four regions performed well with overall attributable Group production increasing by 13% compared with the March quarter.

Nick Holland, Chief Executive Officer of Gold Fields, said: “We are pleased with the significant improvement in production during Q4
F2010 and we seek to build on this momentum going forward.”

Gold Fields’ annual and Q4 F2010 results will be published on
Thursday, 5 August, 2010.
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa,
Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in
Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold
Fields website at www.goldfields.co.za
*Based on the annualised run rate for the second quarter of F2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 June 2009
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs